[LOGO] TENON
Wood Solutions to the World                                         News Release

TO:     THE BUSINESS EDITOR

From:   Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
        Telephone:  64-9-571 9846
        Fax:        64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS:  NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

===============================================================================

                   TENON TO UNDERTAKE STRATEGIC REVIEW OF ITS
                              STRUCTURAL BUSINESS


Auckland, 10 September, 2004 - Tenon announced today that it is undertaking a strategic review of its Structural Solutions business. Commenting on the strategic review, the Chairman, Mr Tony Gibbs, said, "In recent weeks the Company has received credible unsolicited approaches in relation to its Structural business activities. While the Company is a very happy owner of the Structural business and had not sought to dispose of it, the Board has determined that in the interests of all shareholders this potential opportunity must be explored, to determine whether we can create more value for Tenon shareholders from continued ownership and operation of the Structural business than we can achieve from a sale to a third party. We do not know the answer to that question today, but expect to have an answer within a few months. While the Company works through this process, it will be 'business as usual' in terms of the Company's commitment to its customers and employees.

The process we will adopt will be a commercially confidential one, and we do not intend commenting any further on this matter until we have an outcome to announce." The Company has appointed Goldman Sachs JBWere to assist it in this process.

The Structural business comprises mills at Kawerau, Rainbow Mountain (near Rotorua), and Mt Maunganui. It does not include the Company's Appearance operations at Taupo, or its overseas activities in North America and Europe.

Mr Gibbs said that the Company has also decided to defer its Annual Shareholders Meeting ("ASM") to later in the calendar year, in the expectation that the outcome of the Structural business review would be known by then. "This will allow both the Structural review and the capital return to be considered by shareholders at the same Meeting" he said.

A revised timetable for the ASM and capital return will be made available later in the year.

ENDS